July 22, 2019

Christian Itin
Chief Executive Officer
Autolus Therapeutics plc
Forest House
58 Wood Lane
London W12 7RZ
United Kingdom

       Re: Autolus Therapeutics plc
           Registration Statement on Form F-3
           Filed July 17, 2019
           File No. 333-232690

Dear Mr. Itin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Courtney T. Thorne, Esq.